

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2019

Derek N. Yung
Chief Financial Officer
eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

> **Re: eHealth, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 14, 2019**
> **File No. 001-33071**

Dear Mr. Yung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences